CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

December 31, 2017

Liabilities Subordinated to Claims of General Creditors at December 31, 2016	$ —
Increase:	
Issuance of subordinated borrowings	—
Decrease:	
Payment of subordinated borrowings	—
Liabilities Subordinated to Claims of General Creditors at December 31, 2017	$ —

See accompanying notes to financial statements.